
February 4, 2009

Ms. Julie Carter
Sienna Resources, Inc.
70160 Sun Valley Drive
Rancho Mirage, CA 92270

> **Re: Sienna Resources, Inc.**
> **Post-Effective Amendment 1 to Form S-1**
> **Filed January 13, 2009**
> **File No. 333-152023**

Dear Ms. Carter:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Post-Effective Amendment 1 to Form S-1

General

1. We note that you have included financial statements for the fiscal quarter ended September 30, 2008. Please provide updated disclosure in appropriate places throughout your prospectus so that all disclosure is at least as current as that date. Wherever possible, you should refer to the most current financial information. In addition, update your disclosure to take account of any recent developments. For example, we note that your claims are in "good standing" until September 1, 2008. As that date passed more than five months ago,

please state whether the claims are still in good standing. Examples such as the one just noted occur throughout your disclosure

2. Throughout your prospectus, you include placeholders for maps of your various mineral claims. Please include these maps in your prospectus.

Prospectus Cover Page

3. We note your statement that the offering period is "one hundred and eighty (180) days from the effective date of <u>this</u> prospectus" (emphasis added), which appears to incorrectly suggest that the 180 days begins with the date of this post-effective amendment. Please revise to clearly state the start and end dates of the original offering period, in addition to the extended end date, which you do provide. This comment also applies to your identical statements in the prospectus summary and the "Terms of the Offering" section on page 11.

Closing Comments

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Before the amended registration statement is declared effective pursuant to Section 8 of the Securities Act, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

Please contact John Lucas at (202) 551-5798 or, in his absence, Michael Karney at (202) 551-3847 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Robert C. Weaver, Esq. (858)-488-2555